Rajan Parmeswar, CPA Vice President, Controller and Chief Accounting Officer ParmeswarR@aetna.com tel: 860-273-7231 fax: 860-273-8968 151 Farmington Avenue, RT21 Hartford, CT 06156
June 23, 2011

VIA EDGAR CORRESP

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Aetna Inc. Form 10-K for the Fiscal Year Ended December 31, 2010 File No. 001-16095

Dear Mr. Rosenberg:

We are in receipt of the letter from the Securities and Exchange Commission (the “Commission”) to Aetna Inc. (“Aetna”) dated June 14, 2011, referenced above (references in this letter and enclosure to the terms “we,” “our,” or “us” refer to Aetna and its subsidiaries).  With respect to the Staff’s comment, enclosed herewith please find Aetna’s response.  For ease of reference, the Staff’s comment has been reprinted in the enclosure to this letter immediately prior to our response.

In connection with our response, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosures in our filings with the Commission,
•	Staff comments or changes to our disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings with the Commission; and
•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 860 273-7231 if you or other members of the Staff have questions regarding our response.

Sincerely,

/s/ Rajan Parmeswar
Rajan Parmeswar
Enclosure

Enclosure – Response to the Staff’s comment to Aetna contained in letter dated June 14, 2011
Staff Comment Reprinted in Italic Text – Aetna Response Follows

Notes to Consolidated Financial Statements
Litigation and Regulatory Proceedings, page 92

1.  We acknowledge your response to prior comment six in which you describe your process to evaluate loss contingencies, explain why you cannot make reasonable estimates of losses or a range of losses resulting from loss contingencies and provide additional disclosures in your March 31, 2011 Form 10-Q.  Please clarify for us why you cannot estimate a range of reasonably possible losses, given your presumed experience with various types of litigation and other contingencies and the varying stages of the identified contingencies.  In your response, please provide us:
•  An explanation of how you determine whether to continue pursuing the matter or attempt to settle instead of litigate.  In other words, explain how you weigh the cost of defense in terms of both money and the passage of time if you cannot estimate the possible loss and the probability of success or failure; and.
•  Although you indicate that you disclose the relief sought by plaintiffs in your March 31, 2011 Form 10-Q, you do not appear to disclose any specific or aggregate claims.  Please tell us the name of any case in which the plaintiff has requested in public filings a quantified amount of relief and the amount of such relief.  For each of these filings, please explain why a range of reasonably possible loss cannot be determined.

Litigation by its very nature is inherently uncertain and unpredictable.  Class action litigation and significant contingencies in particular are highly complex and variable.  Our prior experience with class action litigation and other contingencies indicates that each such matter is unique, and prior litigation or other proceedings do not provide an accurate basis to predict the outcome of or a range of reasonably possible outcomes in any individual class action or other proceeding.  This is particularly true in the early procedural stages of litigation.  The variables that may affect the outcome of and possible loss from a litigation matter or other contingency include, among other things:

•	The facts of the matter
•	The opposing counsel in the case
•	The parties’ respective litigation strategies
•	The type of matter (e.g., individual vs. class action and number of defendants)
•	The legal defenses available to us
•	The procedural status of the matter (e.g., whether it is subject to appeal and the progress of discovery)
•	The court or agency in which the matter is pending and prior decisions by that court or agency
•	Intermediate procedural and substantive rulings in the matter by the court or agency
•	Decisions by other courts, including trial and appellate courts
•	The weight, if any, given to expert opinions by the court or agency
•	The business impact of the matter, including potential changes to business practices

•	The potential impact of the matter on our reputation and brand
•	The novelty of the matter

As a result of the variability of these factors, many of which may materially affect the outcome of litigation or other contingencies, and based on the information available to us at the time we prepared our March 31, 2011 Form 10-Q, we did not have a basis on which to, and thus were not able to, reasonably estimate a range of losses resulting from the material litigation and contingencies disclosed in our March 31, 2011 Form 10-Q.  We do not believe it would be appropriate to include in our periodic reports a range that is based upon analytics we do not believe are credible or a range between the best theoretically possible outcome and the worst theoretically possible outcome.  Neither of such ranges would represent a reasonable estimate of the range of losses, and inclusion of either such range could therefore mislead investors and other financial statement users.

Our management applies extensive judgment in evaluating whether to continue pursuing a matter or attempt to settle it based on the variables listed above, as well as the strategic and/or precedential value of the matter.  It is not a mathematical calculation, but a balancing of strategic, tactical, business, financial and reputational objectives.  Defense costs are merely one variable in the facts and circumstances analysis, and in the context of the type of matters disclosed by name in our periodic reports they are rarely a decisive factor.

In re:  Aetna UCR Litigation, MDL No. 2020 (“MDL 2020”) is the only material litigation pending against us disclosed in our March 31, 2011 Form 10-Q, and it remains in its preliminary stages.  Although plaintiffs have not demanded a specified amount of damages in their various complaints, they have referred to damages models created by one of their expert witnesses in a public filing related to plaintiffs’ motion for class certification.  In that filing, their expert provided damages “estimates” of either approximately $3.1 billion or approximately $2.1 billion, depending on which of two mutually exclusive alternative damages calculation methodologies is selected.  We believe the estimates in this expert report, which was prepared to advocate a position, include claims that other courts have dismissed or enjoined from proceeding and of necessity make assumptions about critical matters that have yet to be determined.  Matters critical to any reasonable estimate of a range of losses for MDL 2020, such as whether certain claims will be dismissed, whether any class will be certified, whether the actual size of any certified class will be consistent with the class size assumed for the purpose of the damages estimates by plaintiffs’ expert, and whether the expert’s report will be accepted by the court, have not yet been resolved.1  In addition, Aetna has challenged plaintiffs’ damages estimates as flawed and unreliable due to numerous errors and other problems with the expert’s report.  Accordingly, we believe that the estimates provided in plaintiffs’ expert report do not provide a reliable indication of this case’s likely outcome and would thus be potentially misleading to investors and other financial statement users.  In addition, we believe that to the extent that including in our periodic reports the information specified in this expert report suggests that we

1 The recent Supreme Court decision in Dukes v. Wal-Mart, reversing the lower court’s decision allowing certification of a class, is but one illustration of the uncertainties involved in attempting to predict whether a class will be certified and the size of any certified class, or to reasonably estimate a range of possible losses resulting from purported class action litigation.

believe it is useful or credible information, it could prejudice our ability to achieve a successful outcome in this litigation.

Conclusion

We respectfully submit that at the time we prepared our March 31, 2011 Form 10-Q, except as specifically noted, we were not able to reasonably estimate a range of losses with respect to the material litigation and regulatory matters disclosed in that Form 10-Q.  The Company will continue its comprehensive processes to evaluate the loss contingencies described in our May 13, 2011 letter, including continuing to assess whether it is possible to reasonably estimate the loss or a range of losses that would be disclosable under ASC 450-20-50-4, in preparing its subsequent periodic reports.  Also, to the extent it continues to be applicable, we will continue to disclose that we are unable to reasonably estimate the loss or a range of losses resulting from the material litigation and regulatory matters we disclose, and that it is reasonably possible that their outcome could be material to us.